Exhibit 99.3

IREN Limited
Unaudited Interim Consolidated Financial Statements 31 December 2024

IREN Limited
Contents
31 December 2024

Unaudited interim consolidated statements of profit or loss and other comprehensive income	2
Unaudited interim consolidated statements of financial position	3
Unaudited interim consolidated statements of changes in equity	4
Unaudited interim consolidated statements of cash flows	5
Notes to the unaudited interim consolidated financial statements	6

IREN Limited
Unaudited interim consolidated statements of profit or loss and other comprehensive income
For the period ended 31 December 2024

		Three months ended	Three months ended	Six months ended	Six months ended
	Note	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023
		US$'000	US$'000	US$'000	US$'000
Revenue
Bitcoin mining revenue		113,483	42,047	163,058	76,444
AI cloud service revenue		2,660	-	5,850	-
Other income	4	3,444	527	5,070	527
Expenses
Depreciation	12	(36,198)	(7,558)	(70,207)	(15,177)
Electricity charges		(30,171)	(16,746)	(59,993)	(36,111)
Site expenses		(2,975)	(1,665)	(5,341)	(3,517)
Renewable energy credits (RECs)		(1,400)	(152)	(2,049)	(279)
Other operating expenses	5	(10,543)	(6,008)	(20,312)	(10,260)
Employee benefits expense		(6,985)	(4,334)	(14,706)	(8,511)
Share-based payments expense	20	(7,975)	(5,966)	(16,159)	(11,805)
Impairment of assets	13	-	-	(9,524)	-
Reversal of impairment of assets	13	516	108	516	108
Professional fees		(3,533)	(2,322)	(6,345)	(3,932)
Other transaction costs	14	(1,452)	-	(1,452)	-
Gain/(loss) on disposal of property, plant and equipment	12	(672)	5	167	16
Realized gain/(loss) on financial asset	8	-	101	(4,215)	3,119
Unrealized gain/(loss) on financial instruments	14	12,900	(258)	12,900	(258)
Operating profit/(loss)		31,099	(2,221)	(22,742)	(9,636)
Finance expense		(6,253)	(30)	(6,309)	(64)
Interest income		1,587	665	3,875	1,378
Foreign exchange loss		(4,559)	(4,707)	(3,371)	(2,449)
Profit/(loss) before income tax expense		21,874	(6,293)	(28,547)	(10,771)
Income tax (expense)/benefit		(2,996)	1,065	(4,278)	244
Profit/(loss) after income tax expense for the period		18,878	(5,228)	(32,825)	(10,527)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(11,973)	7,584	(10,123)	2,002
Other comprehensive income/(loss) for the period, net of tax		(11,973)	7,584	(10,123)	2,002
Total comprehensive income/(loss) for the period		6,905	2,356	(42,948)	(8,525)

		US$	US$	US$	US$
Basic earnings per share	17	0.09	(0.07)	(0.16)	(0.15)
Diluted earnings per share	17	0.09	(0.07)	(0.16)	(0.15)
The above unaudited interim consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

IREN Limited
Unaudited interim consolidated statements of financial position
As at 31 December 2024

	Note	31 Dec 2024	30 Jun 2024
Assets		US$'000	US$'000
Current assets
Cash and cash equivalents	6	427,273	404,601
Other receivables	7	26,459	29,367
Financial assets at fair value through profit or loss	8, 14	28,300	6,530
Prepayments and deposits	10	40,209	11,888
Current assets excluding assets classified as held for sale		522,241	452,386
Assets held for sale	11	2,952	-
Total current assets		525,193	452,386
Non-current assets
Property, plant and equipment	12	1,209,339	441,371
Right-of-use assets		1,743	1,549
Computer hardware prepayments	9	36,068	239,841
Prepayments and deposits	10	23,106	17,459
Financial assets at fair value through profit or loss	8, 14	56,017	-
Other assets		616	427
Total non-current assets		1,326,889	700,647
Total assets		1,852,082	1,153,033
Liabilities
Current liabilities
Trade and other payables		144,564	32,119
Accrued interest payable		999	-
Lease liabilities		381	214
Income tax		1,941	1,389
Employee benefits		5,039	1,342
Deferred revenue		2,291	2,558
Provisions	15	17,816	13,375
Convertible notes	14	318,214	-
Embedded derivatives	14	67,800	-
Total current liabilities		559,045	50,997
Non-current liabilities
Lease liabilities		1,313	1,441
Deferred tax liabilities		5,261	3,125
Employee benefits		192	119
Total non-current liabilities		6,766	4,685
Total liabilities		565,811	55,682
Equity
Issued capital	16	1,985,104	1,764,289
Foreign currency translation reserve		(45,116)	(34,993)
Share-based payments reserve		62,339	51,286
Accumulated losses		(716,056)	(683,231)
Total equity		1,286,271	1,097,351
Total liabilities and equity		1,852,082	1,153,033
The above unaudited interim consolidated statements of financial position should be read in conjunction with the accompanying notes

IREN Limited
Unaudited interim consolidated statements of changes in equity
For the period ended 31 December 2024

	Issued capital	Foreign currency translation reserves	Share-based payments reserves	Accumulated losses	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000

Balance at 1 July 2023	965,857	(34,655)	28,435	(654,276)	305,361
Loss after income tax expense for the period	-	-	-	(10,527)	(10,527)
Other comprehensive loss for the period, net of tax	-	2,002	-	-	2,002
Total comprehensive loss for the period	-	2,002	-	(10,527)	(8,525)

Transactions with owners in their capacity as owners:
Capital raise costs	(2,801)	-	-	-	(2,801)
Share issuances	75,672	-	-	-	75,672
Share-based payments	118	-	12,023	-	12,141

Balance at 31 December 2023	1,038,846	(32,653)	40,458	(664,803)	381,848

	Issued capital	Foreign currency translation reserves	Share-based payments reserves	Accumulated losses	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000

Balance at 1 July 2024	1,764,289	(34,993)	51,286	(683,231)	1,097,351
Loss after income tax expense for the period	-	-	-	(32,825)	(32,825)
Other comprehensive loss for the period, net of tax	-	(10,123)	-	-	(10,123)
Total comprehensive loss for the period	-	(10,123)	-	(32,825)	(42,948)

Transactions with owners in their capacity as owners:
Capital raise costs	(6,804)	-	-	-	(6,804)
Share issuances	221,767	-	-	-	221,767
Share-based payments	5,852	-	11,053	-	16,905

Balance at 31 December 2024	1,985,104	(45,116)	62,339	(716,056)	1,286,271
The above unaudited interim consolidated statements of changes in equity should be read in conjunction with the accompanying notes

IREN Limited
Unaudited interim consolidated statements of cash flows
For the period ended 31 December 2024

		Six months ended	Six months ended
	Note	31 Dec 2024	31 Dec 2023
		US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue		163,058	75,680
Receipts from AI cloud services revenue		7,201	-
Receipts from other income		2,240	-
Payments for electricity, suppliers and employees		(127,189)	(55,906)
Interest received		4,629	1,520
Interest paid		(75)	(48)
Net cash from operating activities		49,864	21,246

Cash flows from investing activities
Payments for property, plant and equipment net of computer hardware prepayments	12	(244,890)	(31,389)
Payments for computer hardware prepayments	9	(326,061)	(32,626)
Payments for prepayments and deposits		(4,797)	(10,243)
Proceeds from disposal of property, plant and equipment		8,318	-
Net cash used in investing activities		(567,430)	(74,258)

Cash flows from financing activities
Capital raising costs	16	(2,485)	(747)
Proceeds from loan funded shares	20	858	-
Proceeds from convertible notes*	14	311,646	-
Proceeds from share issuances	16	231,666	74,994
Repayment of lease liabilities		(223)	(133)

Net cash from financing activities		541,462	74,114

Net increase in cash and cash equivalents		23,896	21,102
Cash and cash equivalents at the beginning of the period		404,601	68,894
Effects of exchange rate changes on cash and cash equivalents		(1,224)	311

Cash and cash equivalents at the end of the period		427,273	90,307
The above unaudited interim consolidated statements of cash flows should be read in conjunction with the accompanying notes

*Proceeds from convertible notes are presented net of cash cost of the prepaid forward contract, capped call transactions and other transaction costs which were net settled.

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
.
Note 1. General information
These unaudited interim consolidated financial statements cover IREN Limited as a Group consisting of IREN Limited (“Company” or “Parent Entity”) and the entities it controlled at the end of, or during, the period (collectively the “Group”). On 28 November 2024, the Company changed its name from Iris Energy Limited to IREN Limited.
The Company’s shares trade on the NASDAQ under the ticker symbol “IREN”.
IREN Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners	Level 6, 55 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia
The Group is a leading next-generation data center business powering the future of Bitcoin, AI and beyond.
The unaudited interim consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 12 February 2025. The Directors have the power to amend and reissue the unaudited interim consolidated financial statements.
Note 2. Material accounting policies
These unaudited interim consolidated financial statements for the period ended 31 December 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 30 June 2024 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements for the year ended 30 June 2024.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.
Functional currency
Effective 1 July 2024, the Parent Company has changed its functional currency from AUD to USD. This change reflects the increase in USD-denominated activities and US-based investments, including capital raising in USD, capital and operational expenditures and revenues. The change has been accounted for prospectively, and prior period comparative figures have not been restated, in accordance with IAS 21.
Assets held for sale
Non-current assets are classified as assets held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale and subsequent gains or losses on remeasurement are recognized in profit and loss.

Once classified as held for sale, property plan and equipment are no longer depreciated.

Hybrid financial instruments (convertible notes and embedded derivatives)
Hybrid financial instruments are separated into the host liability and embedded derivative components based on the terms of the agreement. On issuance, the liability component of the hybrid financial instrument is initially recognized at the fair

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 2. Material accounting policies (continued)
value of a similar liability that does not have an equity conversion option. The embedded derivative component is initially recognized at fair value and changes in the fair value are recorded in profit or loss. The host debt is carried at amortized cost using the effective interest method until it is extinguished on conversion or redemption. Any directly attributable transaction costs are allocated to the liability and embedded derivative components in proportion to their initial carrying amount.
Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.
For the six months ended 31 December 2024, the Group incurred a loss after tax of $32,825,000 (31 December 2023: $10,527,000) and net operating cash inflows of $49,864,000 (31 December 2023: $21,246,000). As at 31 December 2024, the Group had net current liabilities of $33,852,000 (30 June 2024: net current assets of $401,389,000) and net assets of $1,286,271,000 (30 June 2024: net assets of $1,097,351,000).

Included in the net current liabilities position of $33,852,000 as at 31 December 2024, are convertible notes and embedded derivative liabilities of $318,214,000 and $67,800,000 respectively. Under IFRS 9 and IAS 1, these instruments are required to be classified as current liabilities due to the related conversion option that may be exercised by the noteholders within twelve months of the reporting period date. If the conversion option is exercised by the noteholders within twelve months, these liabilities are expected to be settled in ordinary shares of the company and are not expected to result in a cash outflow from the Group (excluding any accrued coupon interest). See note 14 for additional details on the convertible notes, embedded derivatives and their associated conversion options.

As further background, the Group owns mining hardware that is designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, and/or adverse changes in other inherent risks may significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable, or the Group will be able to raise capital to meet growth objectives.

The strategy to mitigate these risks and uncertainties is to try to execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings. We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI cloud services.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:
•A base case scenario assuming recent Bitcoin mining economics including Bitcoin prices and global hashrate;
•Expansion of operations at the Childress site, Texas with installed nameplate capacity of 350MW as at 31 December 2024 incrementally increasing to 650MW by 30 June 2025 and 750MW by 31 December 2025;
•Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie, 50MW Prince George and 30MW Canal Flats;
•1,896 GPUs installed with projected revenue based on existing contracted prices and recent market pricing of AI cloud services provided to customers;
•Securing additional financing as required to achieve the Group’s growths objectives.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 2. Material accounting policies (continued)
sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.
New or amended Accounting Standards and Interpretations adopted
In April 2024, the International Accounting Standards Board (“IASB”) issued IFRS 18 Presentation and Disclosure in the Financial Statements, which replaces IAS 1 Presentation of Financial Statements. Although IFRS 18 includes many of the requirements of IAS 1, it introduces new requirements to better structure financial statements and provides more detailed and useful information to investors, including:
•two new subtotals defined in the statement of profit or loss, namely (1) operating profit and (2) profit or loss before financing and income taxes;
•the classification of all income and expenses within the statement of profit or loss in one of five categories;
•a new requirement to disclose performance measures defined by management;
•an improvement in the principles related to the aggregation and disaggregation of information in the financial statements and accompanying notes.

The publication of IFRS 18 results also in consequential amendments to other IFRS standards, including IAS 7 Statement of Cash Flows. IFRS 18 is effective for annual periods beginning on or after 1 January 2027, with earlier application permitted. IFRS 18 will apply retrospectively with specific transitional provisions. The Group is currently working to identify all impacts that the amendments will have on the primary financial statements and notes to the consolidated financial statements.
Note 3. Critical accounting judgements, estimates and assumptions
When preparing the unaudited interim Consolidated Financial Statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.
Other than the change in Functional Currency of the Company (refer to note 2 - Material accounting policies), the judgments, estimates and assumptions applied to the unaudited interim Consolidated Financial Statements, including the key sources of estimation uncertainty, were the same as those applied in the Group's Consolidated Financial Statement for the year ended 30 June 2024.
Note 4. Other income

	Three months ended	Three months ended	Six months ended	Six months ended
	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023
	US$'000	US$'000	US$'000	US$'000

ERS Revenue	1,405	527	3,031	527
Insurance income	1,699	-	1,699	-
Other income	341	-	340	-

Total other income	3,444	527	5,070	527

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 4. Other income (continued)
Other income comprises income generated from an Emergency Response Service (“ERS”) program entered into in Texas. This ERS program is a demand response program designed to help Electric Reliability Council of Texas (“ERCOT”) mitigate rolling blackouts. The Group receives recurring capacity payments for agreeing to curtail electricity consumption in response to abnormally high electricity demand or other grid emergencies. Other income is generated by the Group’s participation in this program at the site in Childress, Texas, and the revenue is recognized on a monthly basis depending on electricity related factors as determined by the operator.
Other income also includes insurance income related to insurance recovery of theft of mining hardware in transit (Refer to note 5 - Other operating expenses).

Note 5. Other operating expenses

	Three months ended	Three months ended	Six months ended	Six months ended
	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023
	US$'000	US$'000	US$'000	US$'000

Insurance	4,650	1,447	7,642	3,099
Sponsorship and marketing	857	401	1,435	694
Loss on theft of PPE in transit	-	-	1,724	-
ERS fees	84	32	182	32
Charitable donations	175	91	249	233
Filing fees	21	18	43	36
Other expenses	841	542	1,468	781
Non-refundable sales tax (See note 15 - Provisions)	2,542	1,372	5,223	2,966
Non-refundable provincial sales tax	1,329	308	2,302	622
Site identification costs	44	-	44	-
Legal expenses	-	1,797	-	1,797

Total other operating expenses	10,543	6,008	20,312	10,260
Insurance expenses include $1,900,000 and $151,000 of construction insurance costs and $5,742,000 and $2,948,000 of other insurance costs for the six months ended 31 December 2024 and 2023, respectively.
Other operating expenses previously included site expenses, however, for the period ended 31 December 2024, site expenses has been presented as a separate financial statement line item. Comparative figures have been updated accordingly.
Loss on theft of PPE in transit
In July 2024, a shipment of mining hardware with a carrying value of $1,724,000 was stolen whilst in transit to the Group’s site at Childress. The hardware was written off during the period ended 30 September 2024. An associated insurance claim was approved by insurers in October 2024 with the insurance proceeds (less a non-deductible amount of $25,000) recorded as Other Income (Refer to note 4 - Other income).

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024

Note 6. Cash and cash equivalents

	31 Dec 2024	30 Jun 2024
	US$'000	US$'000
Current assets
Cash at bank	427,273	304,601
Cash on deposit (cash equivalents)	-	100,000

Total cash and cash equivalents	427,273	404,601
Cash on deposit includes term deposits with maturities of less than 90 days and are therefore considered cash and cash equivalents.
Note 7. Other receivables

	31 Dec 2024	30 Jun 2024
	US$'000	US$'000
Current assets
Trade receivables	88	152
Government grant receivable	649	2,078
Share issuance proceeds	-	16,563
Interest receivable	738	1,472
ERS receivable	3,341	1,128
Other receivables	2,476	130
Goods and services tax receivable	19,167	7,844

Total other receivables	26,459	29,367

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 8. Financial asset at fair value through profit or loss

	31 Dec 2024	30 Jun 2024
	US$'000	US$'000
Current assets
Capped call transactions (refer to note 14)	28,300	-
Electricity financial asset	-	6,530
Total current financial assets at fair value through profit or loss	28,300	6,530

Non-current assets
Prepaid forward contract (refer to note 14)	56,017	-

Electricity financial asset - Reconciliation
Reconciliation of the fair values at the beginning and end of the current and previous financial period are set out below:

Opening fair value	6,530	-
Additions	15,686	28,332
Financial asset realized	(6,530)	(18,354)
Revaluation decrements (unrealized loss)	-	(3,448)
Close-out costs	(7,211)	-
Transfer to prepayment	(8,475)	-

Closing fair value	-	6,530
Capped call transactions and prepaid forward contract
On 6 December 2024, the Group issued convertible notes and has separately entered into privately negotiated capped call transactions and prepaid forward share purchase contract. Refer to Note 14 for further information related to the convertible notes and related financial instruments.
Electricity financial asset
A subsidiary of the Company previously entered into a Power Supply Agreement ("PSA") for the procurement of electricity at the Childress site.

Under the PSA, the subsidiary had the right to purchase a fixed quantity of electricity in advance at a fixed price however, the subsidiary had no obligation to take physical delivery of electricity purchased. For any unused electricity purchased, the subsidiary sold the unused electricity to the counterparty of the PSA at the prevailing spot price at the time of curtailment.

As the PSA met the definition of a financial instrument under IAS 32, it was previously accounted for as a financial asset at fair value through profit and loss under IFRS 9.

An addendum to the PSA was signed on 23 August 2024 which allows for the purchase of electricity at spot price based on actual usage. The addendum resulted in the payment of a liquidation payment of $7,211,000 to exit positions previously entered into under the fixed quantity and price arrangements. As such, this liquidation fee is recognized as a realized loss on financial asset.

The addendum to the PSA does not meet the definition of a financial instrument under IAS 32, accordingly there is no corresponding financial asset recognized as at 31 December 2024.
Realized loss on financial asset
During the six months period ended 31 December 2024 a realized loss of $4,215,000 (31 December 2023: gain of $3,119,000) was incurred comprising of the liquidation payment of $7,211,000, $452,000 realized loss on fixed price

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 8. Financial asset at fair value through profit or loss (continued)
contracts incurred in July 2024, partially offset by the reversal of the $3,448,000 unrealized loss recorded on fixed price contracted amounts outstanding at 30 June 2024.

Note 9. Computer hardware prepayments

	31 Dec 2024	30 Jun 2024
	US$'000	US$'000
Non-current assets
Mining hardware prepayments	36,057	239,841
High-performance computing hardware prepayments	11	-

Total computer hardware prepayments (See note 12 - Property, plant and equipment)	36,068	239,841
Computer hardware prepayments represent payments made by the Group for the purchase of mining hardware and High-performance computing ("HPC") hardware, that are yet to be delivered as at 31 December 2024. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.
Reconciliations

	Mining hardware prepayments	High-performance computing hardware prepayments	Total computer hardware prepayments (See note 12 - Property, plant and equipment)
	US$'000	US$'000	US$'000

Balance at 1 July 2024	239,841	-	239,841
Addition during the period	337,836	38,186	376,022
Transfer to property, plant and equipment	(534,177)	(36,500)	(570,677)
Transfer to other receivables	-	(1,675)	(1,675)
Transfer to profit and loss	(1,724)	-	(1,724)
Exchange differences	(5,719)	-	(5,719)
Balance at 31 December 2024	36,057	11	36,068

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 10. Prepayments and deposits

	31 Dec 2024	30 Jun 2024
	US$'000	US$'000
Current assets
Security deposits	1,163	2,101
Prepayments	39,046	9,787

	40,209	11,888

Non-current assets
Security deposits	23,106	17,459

Total prepayments and other assets	63,315	29,347

The increase in current prepayments primarily relates to electricity prepayments in relation to the Childress site which increased following the addendum to the PSA signed on 23 August 2024 (refer to note 8 - Financial asset at fair value through profit or loss) and the additional operational capacity that was commissioned during the three months ended 31 December 2024.
Non-current deposits include connection deposits paid for expansion projects in British Columbia, Canada and West Texas, USA.
Note 11. Assets held for sale

US$’000
S19jPros Carrying value prior held for sale classification	13,278
Impairment expense	(2,582)
Total assets held for sale at 30 September 2024	10,696

S19jPros sold after held for sale classification	(8,129)
Impairment reversal	516
Foreign currency translation difference	(131)
Held for sale amount at 31 December 2024	2,952

As at 30 September 2024, the Group classified 54,080 miners as held for sale, with a total carrying value of $10,696,000. This classification was made in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as the miners were no longer in use, were actively marketed for sale, and their sale was deemed highly probable.

No depreciation has been charged on the assets classified as held for sale in line with the requirements of IFRS 5. The carrying value of these assets is the lower of their carrying amount immediately before classification and their fair value less costs to sell.

In October 2024, the Group sold 41,740 miners for total sale proceeds of $8,129,000. Following this transaction, approximately 12,300 S19j Pro miners remained as held for sale.

In November 2024, the Group reassessed the fair value of the remaining miners classified as held for sale, to reflect improved market conditions. In accordance with IFRS 5, the revaluation resulted in a reversal of impairment of $516,000.

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 11. Assets held for sale (continued)
The reversal of impairment was recognized in profit or loss during the three months ended 31 December 2024. Refer to note 13 - Impairment of assets.

As disclosed in note 22 - Events after the reporting period, 6,300 of the held for sale S19j Pro miners were sold after 31 December 2024. As at the date of the unaudited interim consolidated financial statements, approximately 6,000 S19j Pro miners remain as held for sale.
Note 12. Property, plant and equipment

	31 Dec 2024	30 Jun 2024
	US$'000	US$'000
Non-current assets
Land - at cost	5,554	3,601

Buildings - at cost	386,089	215,542
Less: Accumulated depreciation	(19,918)	(13,237)
	366,171	202,305

Plant and equipment - at cost	7,203	4,856
Less: Accumulated depreciation	(1,513)	(1,142)
	5,690	3,714

Mining hardware - at cost	643,475	177,766
Less: Accumulated depreciation	(44,628)	(54,892)
Less: Accumulated impairment	(6,934)	(25,605)
	591,913	97,269

HPC hardware – at cost	68,190	33,315
Less: Accumulated depreciation	(5,818)	(1,779)
	62,372	31,536

Development assets - at cost	177,639	102,946

Total property, plant and equipment	1,209,339	441,371

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 12. Property, plant and equipment (continued)
Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	HPC hardware	Development assets	Total
Consolidated	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Balance at 1 July 2024	3,601	202,305	3,714	97,269	31,536	102,946	441,371
Additions	1,554	4,873	2,555	75,165	1,225	246,109	331,481
Transfer from computer hardware prepayment	-	-	-	534,177	36,501	-	570,678
Disposals	-	-	-	(25,320)	-	(33)	(25,353)
Exchange differences	(45)	(4,433)	(160)	(11,084)	(2,630)	(284)	(18,636)
Impairment	-	-	-	(6,942)	-	-	(6,942)
Transfers in/(out)	444	170,655	-	-	-	(171,099)	-
Transfer to asset held for sale	-	-	-	(13,278)	-	-	(13,278)
Depreciation expense	-	(7,229)	(419)	(58,074)	(4,260)	-	(69,982)

Balance at 31 December 2024	5,554	366,171	5,690	591,913	62,372	177,639	1,209,339

Depreciation of mining hardware commences once units are installed onsite and available for use. Of the $58,074,000 depreciation expense for mining hardware recognized during the six months period, $15,330,000 relates to mining hardware that was either sold or classified as held for sale during the period.
Development assets includes costs related to the development of data center infrastructure at Childress, Texas along with other early-stage development costs. Depreciation will commence on the development assets at Childress as each phase of the underlying infrastructure becomes available for use.
Depreciation in the consolidated statements of profit or loss also includes $225,000 of right-of-use assets depreciation.

Bitmain T21 mining hardware
During the six months ended 31 December 2024, Bitmain replaced 1.8 EH/s of faulty Bitmain T21 miners under its warranty obligations, with miners of the same model and specification at no additional cost to the subsidiary of the Group that owned the miners.

This replacement transaction qualifies as a non-monetary exchange under IFRS, as no cash or financial instruments were involved in the exchange. The subsidiary did not receive a right to receive any fixed or determinable number of currency units, and the replacement was completed solely through the exchange of non-monetary assets. Consequently, the replacement units received have been included as an addition in the property, plant and equipment reconciliation at their fair value on recognition of $25,204,000. The units returned have been included as a disposal in the property plant and equipment reconciliation at their carrying amount on disposal of $24,284,000.

The difference between the carrying amount of the faulty miners returned and the fair value of the new miners received resulted in the recognition of a gain in the consolidated statements of profit or loss. Accordingly, a gain of $920,000 has been recognized as a "Gain on Warranty" as set out in the table below:

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 12. Property, plant and equipment (continued)
Gain on disposal of property, plant and equipment

	Three months ended	Three months ended	Six months ended	Six months ended
	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023
	US$'000	US$'000	US$'000	US$'000
Gain on Warranty	-	-	920	-
Gain/(loss) on disposal of mining hardware	(672)	5	(753)	16
Total gain/(loss) on disposal of property, plant and equipment	(672)	5	167	16

Note 13. Impairment of assets

	Three months ended	Three months ended	Six months ended	Six months ended
	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023
	US$'000	US$'000	US$'000	US$'000
Impairment of assets subsequently classified as held for sale	-	-	6,836	-
Impairment of revaluation of assets classified as held for sale	-	-	2,582	-
Impairment of mining hardware	-	-	106	-
Total impairment expense	-	-	9,524	-

On 1 September 2024, the Group classified the majority of its S19jPro mining hardware as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale, resulting in an impairment of $6,836,000 representing the difference between their fair value and the carrying amount of the hardware on that date. Subsequently, a further impairment loss of $2,582,000 was recognized to adjust the carrying value of the miners to their estimated fair value less costs to sell as at 30 September 2024.

	Three months ended	Three months ended	Six months ended	Six months ended
	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023
	US$'000	US$'000	US$'000	US$'000
Reversal of impairment	516	108	516	108

On 1 December 2024, the Group reassessed the fair value of the remaining miners classified as held for sale, to reflect improved market conditions. In accordance with IFRS 5, the revaluation resulted in a reversal of impairment of $516,000. The reversal of impairment was recognized in profit or loss during the three months ended 31 December 2024.

Note 14. Convertible notes and related financial instruments

On 6 December 2024, the Group issued $440,000,000 in aggregate principal amount of 3.25% Convertible Senior Notes due 2030 (the "2030 Notes"). In connection with the offering of the 2030 Notes, the Group has identified a single combined embedded derivative, being the conversion option and redemption right, and has separately entered into privately negotiated capped call transactions (the “Capped Call Transactions”) and a prepaid forward share purchase contract ("Prepaid Forward Contract") with a financial institution ("Forward Counterparty"). The net proceeds from the sale of the

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024

Note 14. Convertible notes and related financial instruments (continued)
2030 Notes were approximately $311,600,000 after deducting offering and issuance costs related to the 2030 Notes, the Capped Call Transactions costs of $44,352,000 and Prepaid Forward Contract costs of $73,717,000, as described below.

2030 Convertible Senior Notes and embedded derivatives
The 2030 Notes were issued pursuant to an indenture, dated 6 December 2024, between the Group and U.S. Bank Trust Company, National Association, as trustee. The Group pays interest on the 2030 Notes semiannually in arrears at a rate of 3.25% per annum on 15 June and 15 December each year. The 2030 Notes will mature on 15 June 2030, unless earlier purchased, redeemed or converted, the 2030 Notes are convertible based upon an initial conversion rate of 59.4919 shares of the Group’s ordinary shares per $1,000 principal amount of 2030 Notes (equivalent to a conversion price of approximately $16.81 per share of the Group’s ordinary shares). The conversion rate and conversion price will be subject to customary adjustment upon the occurrence of certain specified events. The Group will settle any conversions of the 2030 Notes in cash, ordinary shares or a combination thereof, with the form of consideration determined at the Group’s election.

Holders may convert all or a portion of their 2030 Notes only under the following circumstances: (1) During any calendar quarter commencing after the calendar quarter ending on 31 March 2025, if the last reported sale price per ordinary share of ours, no par value, exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per ordinary share on such trading day and the conversion rate on such trading day; (3) upon the occurrence of specified corporate events; (4) If the Group call such notes for redemption; or (5) at any time from, and including, 15 March 2030 until the close of business on the second scheduled trading day immediately before the maturity date. Holders of 2030 Notes who convert their 2030 Notes in connection with a notice of a redemption or a make-whole fundamental change may be entitled to a premium in the form of an increase in the conversion rate of the 2030 Notes.

The Group may not redeem the 2030 Notes prior to 20 December 2027. On or after 20 December 2027, the Group may redeem for cash all or part of the 2030 Notes if the last reported sale price of the Group’s ordinary shares equals or exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including at least one of the five trading days immediately preceding the date on which the Group provides notice of redemption, during any 30 consecutive trading days ending on, and including the trading day immediately preceding the date on which the Group provides notice of the redemption. The redemption price will be 100% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest, if any.

The Group determined that the convertible note contained a single combined embedded derivative for the convertible option (holder's option to exchange the notes for a variable number of the Group's ordinary shares) and redemption right (Group's ability to redeem the notes at their discretion). Consequently, the combined embedded derivative is classified as a derivative liability. The remaining debt host contract is discounted by the initial fair value of the separated embedded derivative less the principal amount of the convertible note. The fair value of the debt host, together with the allocated issuance costs, is accreted at an effective interest rate of 9.85% over the term of the instrument and will be accreted up to the principal amount at maturity.

As the embedded derivative is treated as a derivative liability that may convert to equity (at the noteholders discretion) within 12 months of the reporting date, it is classified as a current liability. In line with IAS 1 and IFRS 9 the associated debt host and Capped Call Transactions are also classified as current. The Prepaid Forward Contract is classified as non-current in accordance with IAS 1 and IFRS 9 as its contractual maturity is 15 August 2030,

The fair value of the convertible note is estimated using the same method and inputs as the separated embedded derivative from convertible note. The Group determined that the convertible note is a Level 3 liability given an unobservable input is included in its valuation.

The convertible notes and embedded derivative are presented in the consolidated statement of financial position as follows:

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024

Note 14. Convertible notes and related financial instruments (continued)

	Convertible notes	Embedded derivative
	US$'000	US$'000
Balance as at 1 July 2024	-	-
Initial recognition on 6 December 2024	327,000	113,000
Capital raising costs	(9,972)	-
Interest expenses (9.85%)	2,185	-
Coupon interest payable (3.25%)	(999)	-
Change in fair value of embedded derivative	-	(45,200)
Balance as at 31 December 2024	318,214	67,800

Financial Assets at fair value through profit or loss

	31 Dec 2024	30 Jun 2024
	US$'000	US$'000
Capped Call Transactions	28,300	-
Prepaid Forward Contract	56,017	-

Capped Call Transactions
In conjunction with the offering of the 2030 Notes, the Group used $44,352,000 of the proceeds from the 2030 Notes to enter into the Capped Call Transactions with certain financial institutions, of which, $1,452,000 related to transaction costs and was immediately expensed in ‘Other transactions costs’ within the consolidated statements of profit or loss and other comprehensive income.

The Capped Call Transactions are generally expected to reduce potential dilution to holders of the Group's ordinary shares upon any conversion of the 2030 Notes and/or offset any cash payments we are required to make in excess of the principal amount of the 2030 Notes upon conversion of the 2030 Notes in the event that the market price per share of our common stock is greater than the strike price of the Capped Call Transactions, with such reduction and/or offset subject to a cap.

The Capped Call Transactions have an initial cap price of approximately $25.86 per share, which represents a premium of 100% over the last reported sale price of the ordinary shares of $12.93 per share on 3 December 2024 and is subject to certain adjustments under the terms of the Capped Call Transactions. Collectively, the Capped Call Transactions cover, initially, the number of shares of the ordinary shares underlying the 2030 Notes, subject to anti-dilution adjustments substantially similar to those applicable to the 2030 Notes.

The Capped Call Transactions are a separate transaction entered into by the Group with the option counterparties to the 2030 Notes and are not part of the terms of the 2030 Notes and will not affect any holder’s rights under the 2030 Notes. Holders of the 2030 Notes will not have any rights with respect to the Capped Call Transactions.

The Capped Call Transactions are classified as a current asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked into consolidated statements of profit or loss and other comprehensive income, as the contract includes provisions that could require cash settlement. The initial grant date fair value of the Capped Call Transactions was determined to be $42,900,000 with the $1,452,000 difference to the $44,352,000 cash cost of the transaction, recorded as other transaction cost and immediately expensed within the consolidated statements of profit or loss.

Prepaid Forward Contract
In conjunction with the offering of the 2030 Notes, the Group entered also into a Prepaid Forward Contract share purchase transactions with the Forward Counterparty. Pursuant to the Prepaid Forward Contract transactions, the Group used $73,717,000 of the net proceeds from the offering of the 2030 Notes to fund the Prepaid Forward Contract. The aggregate

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024

Note 14. Convertible notes and related financial instruments (continued)
number of shares of the Group’s ordinary shares underlying the Prepaid Forward Contract was approximately 5,700,000 based on the last reported sale price on the pricing date of 3 December 2024. The contractual expiration date for the Prepaid Forward Contract is 15 August 2030. Upon settlement of the Prepaid Forward Contract, the Forward Counterparty will deliver to the Group cash until the Group receives shareholder approval to repurchase its ordinary shares pursuant to the terms of the Prepaid Forward Contract or is otherwise permitted to repurchase its ordinary shares pursuant to the terms of the Prepaid Forward Contract under the laws of the Group’s jurisdiction of incorporation and, thereafter, the number of ordinary shares underlying the Prepaid Forward Contract or the portion thereof being settled early.

The Prepaid Forward Contract is a separate transaction to the 2030 Notes entered into by the Group with the Forward Counterparty and is not part of the terms of the 2030 Notes and will not affect any holder’s rights under the 2030 Notes. Holders of the 2030 Notes will not have any rights with respect to the Prepaid Forward Contract.

The Prepaid Forward Contract is classified as a non-current asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked into consolidated statements of profit or loss and other comprehensive income, as the contract includes provisions that could require cash settlement.

Fair value measurement
Assets and Liabilities that are measured in the consolidated statements of financial position at fair value are categorized into a three-level hierarchy based on the priority of the inputs to the valuation. The categorization within the hierarchy is based on the lowest level input that is significant to the fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability.

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities:

	As at 31 December 2024
	Carrying Value	Level 1	Level 2	Level 3
	US$'000	US$'000	US$'000	US$'000
Financial assets at fair value through profit or loss
Capped Call Transactions	-	-	-	28,300
Prepaid Forward Contract	-	-	-	56,017
Total financial assets held at fair value through profit or loss	-	-	-	84,317

Financial liabilities at amortized cost
Convertible notes	318,214	-	-	-
Financial liabilities at fair value through profit or loss
Embedded derivative liability	-	-	-	67,800
Total financial liabilities held at fair value through profit or loss	318,214	-	-	67,800

As at 31 December 2024, the carrying value of all of the Group’s financial assets and liabilities represented a reasonable approximation of the fair value of such liabilities, with the exception of the convertible notes which were recognized at amortized cost.

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024

Note 14. Convertible notes and related financial instruments (continued)

There were no transfers between levels during the six months period ended 31 December 2024.

Valuation techniques for fair value measurements categorized within level 3
An instrument is included in level 3 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques that are not based on the use of observable market data for all significant inputs. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Specific valuation techniques used to value level 3 financial instruments were:
•Embedded derivative liability: Monte-Carlo pricing simulations;
•Capped Call Transactions: Black-Scholes-Merton valuation model; and,
•Prepaid Forward Contract: Analytical formula.

The following information is relevant in the determination of fair value of the financial assets and liabilities at 31 December 2024:

31 Dec 2024
Closing share price	$9.82
Conversion price	$16.81
Risk free interest rate	4.38%
Dividend yield	nil
Expected volatility	40%

Level 3 liabilities
The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	Embedded derivative	Capped call	Prepaid forward
	US$'000	US$'000	US$'000
Balance as at 1 July 2024	-	-	-
Fair value at issuance date	(113,000)	42,900	73,717
Unrealized gain/(loss) recognized in profit and loss	45,200	(14,600)	(17,700)
Balance as at 31 December 2024	(67,800)	28,300	56,017

The total unrealized gain on financial instruments was $12,900,000 for the three and six months ended 31 December 2024.

Uncertainty of fair value measurements relating to unobservable inputs
Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 15. Provisions

	31 Dec 2024	30 Jun 2024
	US$'000	US$'000
Current liabilities
Non-refundable sales tax and other provisions	17,816	13,375
Non-Refundable Sales Tax
The Canada Revenue Agency ("CRA") is currently auditing the input tax credits ("ITCs") claimed by two of the Group’s Canadian subsidiaries. As part of this audit, the CRA has issued proposal letters, where they have indicated that the ITCs claimed by these subsidiaries are refundable. However, it also asserts that 5% Goods and Services Tax ("GST") should be applied to services exported to the Australian parent under an intercompany services agreement. If GST were to apply to these exported services, the Australian parent may not be eligible to recover the tax, accordingly the Group has recognised a provision to account for this potential tax liability. Typically, the export of services from Canada are subject to a 0% GST rate. A formal notice of objection to the CRA’s position was submitted in November 2022, followed by an additional response in July 2024. As at 31 December 2024, the Group has not received further correspondence from the CRA regarding the objection.

Note 16. Issued capital

	Consolidated
	31 Dec 2024	30 Jun 2024	31 Dec 2024	30 Jun 2024
	Shares	Shares	US$'000	US$'000

Ordinary shares - fully paid and unrestricted	213,504,987	186,367,686	1,985,104	1,764,289
Movements in ordinary share capital

Details	Date	Shares	US$'000

Opening balance as at	1 July, 2024	186,367,686	1,764,289
Shares issued under the ATM Facility		25,407,471	221,767
Share based payment - Vested shares		1,729,830	5,852
Capital raise costs		-	(6,804)

Closing balance as at	31 December, 2024	213,504,987	1,985,104
At-the-market Facility
On 15 May 2024, IREN Limited filed a registration statement, including an accompanying prospectus, that provided IREN Limited with the option, but not the obligation, to sell up to an aggregate of $500,000,000 of its ordinary shares pursuant to the Sales Agreement.
Loan-funded shares
As at 31 December 2024, there are 901,311 (30 June 2024: 1,496,768) loan funded shares. The total number of ordinary shares outstanding (including the loan funded shares) is 214,406,298 as at 31 December 2024 (30 June 2024: 187,864,454).

Note 17. Earnings per share
Basic earnings per share is computed by dividing net profit/(loss) after income tax by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 17. Earnings per share (continued)
attributable to ordinary shareholders, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

For the three month period ended 31 December 2024, 143,124 shares were excluded in determining the diluted earnings per share as their effect is anti-dilutive. For the other periods presented, potential ordinary shares have not been included in the calculation diluted earnings per share because their effect is antidilutive.

As at 31 December 2024, the conversion option related to the convertible notes is not exercisable by the noteholders until on or after 31 March 2025. As such, the potential ordinary shares were not considered in the dilutive earnings per share calculation.

For the Three Months Ended 31 December 2024

	Three months ended	Three months ended
	31 Dec 2024	31 Dec 2023
	US$'000	US$'000

Profit/(loss) after income tax	18,878	(5,228)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	210,470,186	72,665,044

Weighted average number of ordinary shares used in calculating diluted earnings per share	221,031,697	72,665,044

	US$	US$
Basic earnings per share	0.09	(0.07)
Diluted earnings per share	0.09	(0.07)

For the Six Months Ended 31 December2024

	Six months ended	Six months ended
	31 Dec 2024	31 Dec 2023
	US$'000	US$'000

Loss after income tax	(32,825)	(10,527)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	199,866,316	70,074,566

Weighted average number of ordinary shares used in calculating diluted earnings per share	199,866,316	70,074,566

	US$	US$
Basic earnings per share	(0.16)	(0.15)
Diluted earnings per share	(0.16)	(0.15)

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 18. Contingent liabilities

NYDIG, who was the lender under limited recourse equipment financing loans to IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. (bankrupt entities for which PricewaterhouseCoopers is currently acting as trustee) (Non-Recourse SPVs), has brought claims against the Non-Recourse SPVs and IREN Limited. All claims except the oppression remedy, which had been dismissed by the Trial Court, were unsuccessful. On 27 June 2024, the oppression claim was remitted by the Court of Appeal to the Trial Court for consideration. The matter has not been listed in the Trial Court as at the date of these interim financial statements.

Note 19. Commitments
As at 31 December 2024, the Group had commitments of $106,333,000 (30 June 2024: $194,641,000) which are payable in installments as set out below.
As at 31 December 2024, total Group commitments are set out in the table below (excludes shipping and taxes).

	31 Dec 2024	30 Jun 2024
	US$'000	US$'000
Mining Hardware
Amounts payable within 12 months of balance date	-	116,982
Amounts payable after 12 months of balance date	-	-

Other Commitments
Amounts payable within 12 months of balance date	105,751	77,659
Amounts payable after 12 months of balance date	582	-

Total Commitments	106,333	194,641

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 20. Share-based payments
The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described in Group’s Consolidated Financial Statements for the year ended 30 June 2024.
•Employee Share Plan
•2021 Executive Director Liquidity and Price Target Options
•Employee Option Plan
•Non-Executive Director Option Plan
•$75 Exercise Price Options
•2022 Long-Term Incentive Plan Restricted Stock Units ("2022 LTIP")
•2023 Long-Term Incentive Plan Restricted Stock Units ("2023 LTIP") (see below for the grants made under the 2023 LTIP during the six months ending 31 December 2024)
During the six months ended 31 December 2024, the following grants were made under the 2023 LTIP:
•676,208 restricted stock units ("RSUs") to certain employees and key management personnel (“KMP”) of the Group were issued RSUs of which:
- 175,666 RSUs are subject to time-based vesting conditions and will vest after one year;
- 175,666 RSUs are subject to time-based vesting conditions and will vest after two years
- 324,876 RSUs are subject to performance-based vesting conditions and will vest after three years based on total shareholder return measured against the Nasdaq Small Cap Index (NQUSS) (and continued service over the vesting period).
•53,811 RSUs to certain Non-Executive Directors. These RSUs will vest after one year.
•1,338,391 RSUs granted to each Co-Founder and Co-CEO (or their nominated entity) will vest as follows (subject to the relevant criteria disclosed which is tested at the end of each respective vesting period):
◦118,099 will vest following one year of continued service;
◦118,099 will vest following two years of continued service;
◦118,099 will vest following three years of continued service; and
◦984,094 will vest subject to the achievement of share price milestones across 7 tranches, with the vesting of each tranche based on the relevant ordinary share price across any 30 trading day average prior to 2027 being equal to or exceeding:
▪$20 share price for 116,857 RSUs (190% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$25 share price for 124,359 RSUs (262% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$30 share price for 131,970 RSUs (334% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$35 share price for 140,228 RSUs (407% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$40 share price for 147,466 RSUs (479% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$45 share price for 156,129 RSUs (551% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$50 share price for 167,085 RSUs (624% premium to 90-day average closing price of $6.91 on June 28, 2024).

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 20. Share-based payments (continued)
Reconciliation of outstanding share options
Set out below are summaries of options granted under all plans:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	31 Dec 2024	31 Dec 2024	30 Jun 2024	30 Jun 2024

Outstanding as at 1 July	8,484,011	$43.97	8,906,839	$41.93
Granted during the period	-	$-	34,454	$13.47
Forfeited during the period	(13,299)	$1.53	-	$-
Exercised during the period	(582,158)	$1.53	(457,282)	$1.89

Outstanding at the end of the period	7,888,554	$46.98	8,484,011	$43.97

Exercisable at the end of the period	2,854,914	$3.61	3,332,076	$3.01
As at 31 December 2024, the weighted average remaining contractual life of options outstanding is 6.31 years (30 June 2024: 6.56 years). As at 31 December 2024 the exercise prices associated with the options outstanding ranges from $1.53 to $75.00 (30 June 2024: $1.53 to $75.00).
Reconciliation of outstanding RSUs
Set out below are summaries of RSUs granted under all plans:

	Number of RSUs	Number of RSUs
	31 Dec 2024	30 Jun 2024

Outstanding as at 1 July	6,612,647	3,623,867
Granted during the period	3,406,801	3,314,794
Forfeited during the period	(20,371)	(221,455)
Exercised during the period	(1,147,672)	(104,559)

Outstanding as at end of period	8,851,405	6,612,647

Exercisable as at end of period	226,445	-
As at 31 December 2024, the weighted average remaining contractual life of RSUs outstanding is 2.51 years (30 June 2024: 2.76 years). All RSUs have a nil weighted average exercise price.
As at 31 December 2024, there are 226,445 of RSUs (30 June 2024: nil) that are vested but remain unexercised. Recipients have the right to exercise their vested RSUs at any time, subject to notice provisions and holding system processing times.
The Company recorded a total of $16,159,000 and $7,975,000 respectively as share based payment expense during the six and three months ended 31 December 2024 ($11,805,000 and $5,966,000 respectively for the six and three months ended 31 December 2023).

IREN Limited
Notes to the unaudited interim consolidated financial statements
31 December 2024
Note 21. Related party transactions
Parent entity
IREN Limited is the ultimate parent entity.
Changes in key management personnel
There have been no new appointments made to key management personnel during the period.
Transactions with related parties
There were no transactions with related parties during the current and previous period.
Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.
Loans from/to related parties
There were no loans to or from related parties at the current and previous reporting date.

Note 22. Events after the reporting period

Termination and deregistration of ATM Facility
On 21 January 2025, the Company deregistered the existing ATM prospectus supplement filed by the Group on 21 March 2024 which remained active as at 31 December 2024. As of the date of deregistration, 133,471,339 ordinary shares had been issued under the ATM, raising total gross proceeds of approximately $993,294,000.

Approval and registration of new ATM Sales Agreement
On 20 January 2025, the Board of Directors approved a new registration statement, including an accompanying ATM prospectus supplement and a new sales agreement relating to the offer and sale of $1,000,000,000 additional ordinary shares, which was filed on 21 January 2025. Subsequent to 31 December 2024, the Company issued 4,515,404 ordinary shares under this new ATM, raising total gross proceeds of approximately $51,941,000.
S19j Pros sale
In January 2025, a further 6,300 S19j Pro miners were sold for a total sale proceeds equal to their held for sale carrying value of $1,502,000, leaving approximately 6,000 miners which were classified as held for sale at 31 December 2024 (refer to note 11 - Assets held for sale).

Exercise of Bitmain option
On 2 January 2025, the Group exercised its option to buy 48,030 Bitmain S21 Pro (11.2 EH/s) and 30,000 Bitmain S21 XP (8.1 EH/s) for a total price of $411,350,000. The miners are scheduled for phased delivery in monthly batches from January 2025 to May 2025.
Miner upgrade agreement
On 22 January 2025, a subsidiary of the Group entered into agreements with Bitmain to upgrade part of its existing fleet with 9,025 S21 XP miners. The 9,025 S21 XP miners have a total hashrate of 2.4 EH/s. Following the completion of the agreements, the net additional cash outlay for the S21 XP miners is expected to be approximately $35,840,000.

No other matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.